FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2011	Commission File Number: 001-133354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By: /s/ Cathryn E. Cranston
Name: Cathryn E. Cranston
Title: Senior Vice-President, Financial Strategy and Treasurer

By: /s/ Blair F. Morrison
Name: Blair F. Morrison
Title: Senior Vice-President, Deputy General Counsel, Corporate Affairs & Corporate Secretary

Date: April 18, 2011

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – Master Credit Card Trust Announces Amendments to Outstanding Series of Credit Card Receivables Backed Notes